

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 20, 2018

Via E-mail
Elias Nader
Chief Executive Officer
Sigma Designs, Inc.
47467 Fremont Blvd.
Fremont, CA 94538

>   **Re: Sigma Designs, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 23, 2018**
>   **File No. 001-32207**

Dear Mr. Nader:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gabriella Lombardi
       Pillsbury Winthrop Shaw Pittman LLP